Exhibit 3.1

Exhibit 3.1

3.02           Qualifications.  A person who is not an officer of the Corporation shall be ineligible to serve as a Director beyond the first regular meeting of the Board of Directors after the date he shall have attained the age of seventy-four (74).  A person who is a "high ranking executive" (as defined in Section 5.01) of the Corporation shall be ineligible to serve as a Director beyond the first regular meeting of the Board of Directors after the date he shall have attained the age of sixty-five (65).  A person shall be ineligible as a Director if, at the time he would otherwise be eligible for election, he is a former officer of the Corporation.  Other restrictions and qualifications for Directors may be fixed from time to time by resolution passed by a majority of the whole Board of Directors.